EXHIBIT 1
Carl C. Icahn
c/o Icahn Associates Corp.
767 Fifth Avenue, 47th Floor
New York, NY 10153
March 26, 2008
Board of Directors
Motorola, Inc.
131 E. Algonquin Road
Schaumberg, Illinois 60196
Ladies and Gentlemen:
Today’s — much delayed and long overdue — announcement regarding the spin-off of the Mobile Devices business and the establishment of two fully independent companies with separate management teams and Boards is clearly a step in the right direction. As you know, for some time I have argued that this should be done. However, as one of the largest Motorola stockholders, I continue to have concerns about the speed and manner in which a new management team is selected for the Mobile Devices business and the separation transaction is consummated. Time is of the essence and decisive action is required to reposition the Mobile Devices business for success as an independent company. Furthermore, today’s announcement begs a few key questions:
1.	Why will it take you until sometime in 2009 to accomplish the separation?

2.	Why does it take the threat of a proxy fight for you to make promises we all want to hear?

3.	Do you intend to carry out your proposals or will it be a repeat of last year’s proxy fight strewn with a string of broken commitments? Obviously the tepid reaction of the market manifests shareholders’ views concerning the value of your commitment. The only statement made in your conference call we totally agree with is that . . . “there can be no assurances that any transaction will ultimately occur.”
You stated during today’s conference call, “we discussed Board Nominees with Carl Icahn and we proposed two nominees and he declined.” Again this is only partially true. It is true that Sandy Warner, head of the Nominating Committee called me and offered seats to two of my Nominees if I would drop the proxy fight. However, you failed to mention in your conference call that I told Mr. Warner that I would gladly accept this offer if the Board would also accept Keith Meister. Mr. Warner replied summarily to this offer that Meister did not “qualify.” I asked Mr. Warner what does one have to do to qualify — lose $37 billion dollars? Mr. Warner then replied that the Board did not “know” Meister. My answer was that Meister would fly anywhere at any time to meet the Board so they could “know” him (I did mention that the situation at Motorola is too serious for the Board to remain a country club). My offer to Motorola stills stands.
You have stated to the press that our request for information about what steps the Board actually took to correct the problem at Motorola is an unnecessary distraction. We disagree. In a political election when constituents believe their representatives’ performance was inadequate, they are certainly not denied information as to whether their representative acted in a grossly negligent fashion. Why should it be different in Corporate America?
I do however agree with you that this proxy fight is a distraction that Motorola at this junction can ill afford. If as you have stated, we all want to benefit the stockholders of Motorola, then what possible reason is there for not putting Keith Meister on the Board. After all, how much can he eat at the Board meetings? On a positive side, having a highly intelligent, energetic individual like Keith, who has 145 million reasons to spend his time working toward the spin-off being accomplished, may well make this promise come true in a timely fashion.
We ask the Board meet with Meister, put egos aside and let’s get on with the urgent business at hand.
Sincerely,
/s/ Carl C. Icahn
Carl C. Icahn